EXHIBIT C: Sub-Item 77Q2.

Late Filings

Section 16(a) of the 1934 Act requires the Fund's directors and officers, certain persons affiliated with the Fund's adviser, and persons who beneficially own more than 10% of the Fund's securities, to file reports of ownership and changes of ownership with the Securities and Exchange
Commission (the "SEC"), the New York Stock Exchange, Inc.
and the Fund. Directors, officers and greater-than-10% shareholders are required by SEC regulations to furnish the Fund with copies of all Section 16(a) forms they file.

Based solely upon its review of the copies of such forms received by it and written representations from certain of such persons, the Fund believed that Mr. Salvatore Faia, Chief Compliance Officer of the Fund, failed to file on a timely basis a Form 3 with respect to his election as an Officer of the Fund. A Form 3 with respect to his election was filed with the Securities and Exchange Commission on January 27, 2006.